July 20, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1/A

Filed July 18, 2016

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), we are filing herein an amended S-1/A. The purpose of the amendment is due to the fact that herein we have included the amended redacted versions of our agreements, exhibit 10.1 and 10.2.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 20, 2016

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer